Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, GA 31757
April 29, 2010
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
Attention: Bob Carroll
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flowers Foods, Inc.
Form 10-K for the fiscal year ended January 2, 2010
Filed March 3, 2010
File No. 1-16247
Dear Mr. Carroll:
     On behalf of Flowers Foods, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 31, 2010 (the “Comment Letter”) concerning the Company’s Form 10-K for the fiscal year ended January 2, 2010 filed March 3, 2010. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Form 10-K for the fiscal year ended January 2, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27
1.	We note your presentation of gross margin throughout your results of operations discussion within your MD&A discussion, and we note your gross margin calculation excludes cost of sales related to depreciation, amortization and distributor discounts. We also note that you do not report a gross margin measure within your consolidated statements of operations. However, if you were to report a gross margin measure in your consolidated statements of operations, you would be required to include all of your cost of sales within gross margin based on Regulation S-X, Rule 5-03(b)(2) and other related reporting guidance such as SAB Topic 11.B. Therefore, please tell us why you believe that it is appropriate to report a gross margin measure that excludes certain cost of sales within your MD&A discussion.

Response: We believe a discussion of a gross margin measure (as defined in our filing as “sales less materials, supplies, labor and other production costs, excluding depreciation, amortization and distributor discounts”) provides the reader with additional transparent information regarding our results of operations. Changes in depreciation and amortization are also separately discussed within MD&A.
Fifty-Two Weeks Ended January 2, 2010 Compared to Fifty-Three Weeks Ended January 3. 2009
Warehouse Delivery Sales, page 30
2.	We note your disclosure stating the increase in branded retail and store branded retail sales was primarily the result of volume increases. This disclosure appears to contradict the tabular presentation above it that reflects the highest percentage increase in sales was attributed to pricing/mix, not volume. Please clarify or revise your disclosure to reflect the appropriate factors behind the increase in sales.

Response: As the table reflects, we view the sales categories within the warehouse delivery segment as branded retail, store branded retail and non-retail and other. The reconciliation below the table reflects total combined sales growth for the segment and details the components of the 12.1% overall growth within the segment. The comments below the reconciliation are provided to disclose certain factors about each sales category within the segment. Though the overall volume growth for the warehouse delivery segment was only 0.8%, growth within the branded retail and store branded retail categories, which represent 29.4% and 12.1% of the segment, respectively, was driven primarily by volume. The non-retail and other category which represents 58.5% of the sales of the warehouse delivery segment sales experienced volume declines. The fact that the largest category’s volume declines partially offset the other two categories volume increases is the reason that the overall volume increase was 0.8%.
Consolidated Statements of Income, page F-3
3.	Your disclosure on page F-7 states that you record the percentage of the wholesale price that your distributors receive (also referred to as distributor discounts in your filing) from the final sales amount to the end customer within selling, marketing and administrative expense. Please clarify how you determined that such distributor discounts do not represent your cost of sales.
Response: Our cost of sales is defined as materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately). The distributor discounts are a cost of distributing our products, not a cost of producing the product. All of our distribution costs (including, but not limited to, amounts paid to other third parties in addition to the independent distributors) are included in selling, marketing and administrative expenses. Therefore, we classify distributor discounts as a component of selling, marketing and administrative expenses as opposed to cost of sales.

Statement of Cash Flows, page F-6
4.	We note your “Loss reclassified from accumulated other comprehensive income to net income” in the amount of $63.0 million for the 52 weeks ended January 2, 2010. We also note your Note 18 on page F-34 discloses a reclassification related to derivative activity in the amount of $38.8 million, and Note 10 on page F-21 also discloses a reclassification amount of $38.8 million. Please tell us and disclose what factors led to the reclassification of the remaining $24.2 million loss reclassified from accumulated other comprehensive income to net income.
Response: The first two tables on page F-21 in Note 10 are presented net of tax. The reason these are displayed in this manner is because the amounts reflect the net of tax (loss) reclassified from accumulated other comprehensive income (“AOCI”) into income. Amounts are reported in AOCI net of tax as disclosed in Note 18 on page F-34. The gross amount applicable to the loss reclassified as reported on the cash flow statement reflects the total amount of income statement effect without netting the tax effect. The following table displays these amounts (in thousands):

Derivatives in cash flow hedging relationships	Gross	Tax effect	Net
Commodity contracts – selling, marketing and administrative	$2,400	$925	$1,475
Commodity contracts – production costs	60,626	23,341	37,285

Totals	$63,026	$24,266	$38,760

As reported in the Cash Flow Statement	$63,026
Tax effect (Note 18)	$24,266
As reported in AOCI, net of tax effect (Note 18)	$38,760
In future filings we will add a ‘net of tax’ description to the appropriate tables to further clarify that the amounts reported in AOCI are reported at net of tax.
Summary of Significant Accounting Policies
Revenue Recognition, page F-7
5.	We note your revenue recognition policy disclosure related to distributors that utilize pay-by-scan (“PBS”) technology. Your disclosure states that revenue is not recognized for those distributors until the product is purchased by the end consumer. We also note in the fiscal year ended 2009 you have recorded $675 million in sales through PBS, or approximately 26%, of your total fiscal 2009 sales in the amount of $2.6 billion. Please tell us and revise your disclosure to clarify the point at which you determine that delivery has occurred with sales to distributors that do not utilize PBS technology (i.e., delivery to distributor vs. delivery to end customer). If your revenue recognition policies vary between distributors that use PBS technology from those that do not use PBS technology, please clarify how you determined that it is appropriate to apply different revenue recognition policies for your sales to distributors based on usage of a specific technology.

Response: The Company’s revenue recognition policy is the same for all customers. That policy as described on page F-7 states that “the company recognizes revenue from the sale of product at the time of delivery when title and risk of loss pass to the customer.” The distinction is that when PBS is used, title and risk of loss transfer at the time the retailer sells the product to a consumer (when it is scanned at the register). Non-PBS revenue is recorded when the customer (i.e. the independent distributor or retail customers) takes delivery of the product, which is when title and risk of loss is transferred. In future filings we will enhance our revenue recognition disclosure as described (items in bold added to the existing paragraph):
The consumer packaged goods industry has used scan-based trading technology over several years to share information between the supplier and retailer. An extension of this technology allows the retailer to pay the supplier when the consumer purchases the goods rather than at the time they are delivered to the retailer. This technology is referred to as pay-by-scan (“PBS”). In fiscal years 2009, 2008, and 2007 the company recorded $674.9 million, $651.5 million, and $539.1 million, respectively, in sales through PBS.
Revenue on PBS sales is recognized when the product is purchased by the end consumer because that is when title and risk of loss is transferred. Non-PBS sales is recognized when the product is delivered to the customer (i.e. the independent distributor or retail customers) since that is when title and risk of loss is transferred.
Note 10, Derivative Financial Instruments, page F-18
6.	We note your disclosure related to your commodity derivatives and interest rate swaps and request further clarification. It is not clear how the amounts recorded in other comprehensive income correlates to your derivatives disclosure. Please tell us and disclose in more detail how the amount of gain or loss recognized in other comprehensive income directly relates to each commodity derivative or interest rate swap. In addition, provide more detail into the factors behind the reclassification of the $38.8 million reclassification from accumulated other comprehensive income into income for the fiscal year ended January 2, 2010.

Response: The table below provides the roll-forward details of AOCI for the commodity and interest rate hedging activity. It separately identifies the realized and unrealized gains by type and reflects the loss reclassified from AOCI into income for the fiscal year 2009 (amounts in thousands):

	AOCI		Tax
	Net of tax		Effect		FMV
	(Dr) Cr		(Dr) Cr		Dr (Cr)
AOCI beginning balance — January 3, 2009
Components:
Interest Rate Swaps	$(5,810)		$(3,637)		$(9,447)

Commodities, change in FMV on open contracts	(12,928)		(8,093)		(21,021)
Commodities, deferred gains/(losses) on closed contracts	(22,066)		(13,814)		—

Commodities total	(34,994)		(21,907)		(21,021)

Total beginning balance — January 3, 2009	$(40,804	) 1	$(25,544)		$(30,468)

OCI Activity for Fiscal 2009:
Net deferred gains/(losses) on closed contracts (realized):

Commodities	$(22,131)		$(13,855)		$—

Total	$(22,131	) 2	$(13,855	) 2	$—

Reclassified to earnings (commodities only):
Production Costs	$37,285		$23,341		$—
Selling, Marketing & Administrative	1,475		925		—

Total	$38,760	2,4	$24,266	2	$—

Effective portion — change in FMV on open contracts:
Interest Rate Swaps	$1,671		$1,046		$2,717
Commodities	10,640		6,661		17,301

Total	$12,311	2,3	$7,707	2	$20,018

Total OCI Activity for Fiscal 2009	$28,940	10	$18,118		$20,018

AOCI ending balance — January 2, 2010	$(11,864)		$(7,426)		$(10,450)

Components:
Interest Rate Swaps, FMV	$(4,139)	7	$(2,591)		$(6,730	) 9

Commodities, FMV	(2,288)		(1,432)		(3,720)
Commodities, deferred on closed contracts	(5,437)		(3,403)		—

Commodity Total	$(7,725	) 6	$(4,835)		$(3,720	) 8

Total ending balance — January 2, 2010	$(11,864	) 5	$(7,426)		$(10,450)

Footnotes:

1.	Agrees to the table “The balance of accumulated other comprehensive loss consists of the following” on page F-35 for January 3, 2009 in footnote #18.

2.	Agrees to the table “Changes to accumulated other comprehensive income (loss), net of income tax, were as follows:” on page F-34 for fiscal 2009 in footnote #18.

3.	Agrees to the table “Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)” on page F-21 in footnote #10.

4.	Agrees to the table “Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)” on page F-21 in footnote #10.

5.	Agrees to the table “The balance of accumulated other comprehensive loss consists of the following” on page F-35 for January 2, 2010 in footnote #18.

6.	Agrees to the narrative under the heading “Commodity Price Risk” in the middle paragraph on page F-19 “As of January 2, 2010, the balance in accumulated other comprehensive income related to commodity derivative transactions was $7.7 million.”

7.	Agrees to the narrative under the heading “Interest Rate Risk” in the middle paragraph on page F-20 “As of January 2, 2010, the balance in accumulated other comprehensive income related to interest rate derivative transactions was $4.1 million.”

8.	Agrees to the table at the top of page F-19 for the company’s commodity hedge portfolio total net fair value in footnote #10.

9.	Agrees to the table on page F-20 for the company’s interest rate swap hedge portfolio total net fair value in footnote #10.

10.	Agrees to Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income (Loss).

The $38.8 million represents net realized effective gains and losses on closed contracts that were reclassified from AOCI, net of tax, into earnings during fiscal 2009. The amount was reclassified in the period during which the original forecasted transaction affected earnings (i.e. when the inventory was sold and when fuel was used).

* * * * *
             We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
        Please contact the undersigned at (229) 227-2393 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ A. Ryals McMullian
A. Ryals McMullian
Associate General Counsel

cc:	R. Steve Kinsey
Stephen R. Avera, Esq.
Sterling A. Spainhour, Esq.